Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Earnings:
Pretax income	$91,735	$45,633	$225,009	$195,406
Add fixed charges as adjusted (from below)	46,139	40,072	142,944	109,591
	$137,874	$85,705	$367,953	$304,997
Fixed charges:
Interest expense:
Corporate	$40,989	$36,569	$128,243	$99,592
Amortization of deferred financing costs	2,387	1,511	6,436	3,997
1/3 of rental expense	2,763	1,992	8,265	6,002
Fixed charges	$46,139	$40,072	$142,944	$109,591
Ratio (earnings divided by fixed charges)	2.99	2.14	2.57	2.78